Contact

www.linkedin.com/in/danielle-
queiroz (LinkedIn)

Top Skills

Strategy Formulation
Design Thinking
Creative Problem Solving

Danielle Queiroz

Founder and CEO at HubHouze
United States

Summary

I am a solution focused, driven and passionate entrepreneur with a creative flair and resourcefulness that means I never give up. I actually do give up, but it takes me longer than most...
I'm curious and creative, and I like to dream about ideas and outcomes without the fear of failure.

I started Casa Seven in October 2016 and ever since, I have been testing, experimenting, failing, pivoting, failing, succeeding, and listening to customers stories.
I LOVE serving customers and listening to their problems, so when I drive back to the office, I am thinking of how I can potentially fix them.

After ten years in London, I still don't know if Piccadilly is the blue or green line. I still make my yoga teacher hopeless when I do a left move when it's supposed to be right, but I can tell you in great detail about Casa Seven pivots, the plans the steps I'm taking, and how I am set to transform a bricks and mortar business through innovation, design, and technology.

I started my career in Interior Design in 2008 working on a turnkey high-end residential project in Knightsbridge, where I managed a £3m pounds budget, along with other projects including aviation.

Note: I do not add people whom I have not met.

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Experience

HUBHOUZE USA
Chief Executive Officer
February 2022 - Present (7 months)
United States

HubHouze UK
Chief Executive Officer
December 2019 - November 2021 (2 years)
London, United Kingdom

Casa Seven
Founder and Creative Director
October 2016 - October 2017 (1 year 1 month)
London, United Kingdom

The Season | Marketplace de Atacado
Founder and Creative Director
October 2014 - September 2016 (2 years)
Goiânia Area, Brazil

In 2014 I launched a collection of Peruvian cotton t-shirts that no one wanted
to buy.

At least, this was what the sales representatives were telling me. Six sales
reps with bags of samples opened only 16 new stockists over three whole
months. The Season, an online fashion marketplace, was created to resolve
this.

In partnership with a software house in Sao Paulo, Brazil, the online
marketplace was developed, and a new sales season began.

Cool photographs replaced t-shirts samples, and sales reps replaced by an in-
house Customer Success Team.

With the right tools and a clear sales strategy, we virtually approached over
1000 multi-brand stores across Brazil. We ended the sales period with 66 new
stockists, compared to 16 in the previous period: no samples, fewer costs, no
sales reps and no excuses.

The Season didn't flourish as a marketplace in its own right, but it paved my
way into the fascinating world of technology and its possibilities.

I was introduced to software development and methodologies. Obviously,
I ended up building functionalities that no one wanted, and that taught me
invaluable lessons about customer journeys, customer experience, and MVPs
(Minimum Viable Product).

I learnt how to extract great insights and solutions from conversations with customers without asking them any direct questions or influencing their answers; and to do this first, before building anything, little by little, version by version.

Through the keyhole, I saw a whole new world from a different angle and millions of problems ready to be solved. I just had to pick the right one.

Bahlly Limited
Founder and Creative Director
August 2008 - April 2014 (5 years 9 months)
London, United Kingdom

It was Sunday. A beautiful and sunny and cold morning in April 2008 at the Serpentine Bar and Kitchen at Hyde Park in London. I was amongst a group of friends and acquaintances when between conversations, an upscale Interior Design project opportunity landed on the table.

The chat suddenly faded into the background as my mind contemplated what could be an opportunity of a lifetime. As a creative individual with a strong design mind-set, the potential to be involved was alluring; without hesitation, I grabbed it.

I wasn't ready, but my instinct knew that I could figure things out along the way, that I could ask for help, and I did. Thus, Bahlly Interiors was born.

Together with a team of four, we conceptualised, designed and delivered high specification interiors for six apartments for Montpelier Hall - a grade listed red brick building on Montpelier Street, Knightsbridge, SW7, valued at £60 million, and an Interior budget of £3 million.

At Bahlly, I gained experience hiring and assembling teams, project management and procurement. My biggest takeaway from this experience was that alone I could dream, but with a team, I could make it happen, and we did.

After Montpelier Hall's completion, we carried on designing beautiful and contemporary interiors for property developers and private clients in London's most affluent areas, such as Chelsea and Kensington until 2014, when I sold the studio to a property developer.

Education

Startup School Online

Startups · (2019 - 2019)